Trader.com reports continuing strong revenue growth.
Consolidated revenues for the 2nd quarter 2001 increased by 12%.

Amsterdam, The Netherlands - July 26, 2001
Trader.com N.V., a global leader in classified advertising, releases today its second quarter 2001 revenues.

Strong revenue, driven by +8% organic growth

2nd Quarter 2001
   				(in Euro millions)
			--------------------------------



		2nd Q 2001	2nd Q 2000	Total		Organic
						Growth %	Growth %

Print revenues	101.8		92.5		+ 10%		+ 5 %
Online revenues 6.9		4.3		+ 60%		+57%
Consolidated    108.7 		96.8		+ 12%		+ 8%<F1>
revenues

<F1>  Including 1% positive exchange rate impact.



In the 2nd quarter 2001, consolidated revenues increased by 12% to euros 108.7 million vs. euros 96.8 million in the 2nd quarter of 2000. Organic growth was 8%, including a 1% positive exchange rate impact.

In the 1st half 2001, consolidated revenues increased by 14% to euros 205.1 million vs. euros 179.4 million in the 1st half of 2000. Organic growth was 8% with no exchange rate impact.

Commenting on the results, Didier Breton, Chief Operating Officer of Trader.com said:'This strong revenue growth reflects our solid business base, built on content driven consumer markets, which was sustained despite softer economic conditions.
Combined with the restructuring activities that we took at the end of 2000, these factors give us a strong momentum to drive continued profitable growth.'

Print revenues increased by 10%

In the 2nd quarter of 2001, print revenues increased by 10% to euros 101.8 million vs. euros 92.5 million in the 2nd quarter of 2000, with organic growth of 5%.

By channel, revenues increased for professional classified ads by 18% to euros 15.2 million, for private classified ads by 13% to euros 15.2 million, for display advertising by 6% to euros 39.9 million, for circulation by 9% to euros 26.7 million, and for services and other by 17% to euros 4.8 million.




By region, print revenues increased in Europe, which includes Russia, by 9% to euros 57.9 million,in North America by 10% to euros 28.6 million, in Australasia by 23% to euros 11.8 million, and decreased in South America by 2% to euros 3.5 million.

Online revenues grew by 60%

Online 2nd quarter revenues grew by 60% to euros 6.9 million as compared to euros 4.3 million for the 2nd quarter of 2000 and by 30% compared to euros 5.3 million for the first quarter of 2001. Developments were led by Canada and France,which represent 27% and 25% of 2nd quarter
2001 online revenues,respectively.

By channel, the main sources of revenues were listings with euros 3.2 million,professional solutions with euros 2.2 million and banner ads with euros 0.7 million.

Web traffic increased from 150 million page views in March 2001 to 180 million page views in June 2001.

Key development - Australia

This quarter saw the conclusion of the company's acquisition of a majority stake in the Trading Post Group in Sydney, Australia.
As a result of this acquisition Trader.com will extend its market leadership in Australia, creating a nation-wide presence and operating under the strong local brand 'Trading Post'.
We expect that this acquisition will result in both an incremental revenue of euros 16 million and a positive EBITDA contribution of approximately euros 4 million, this year.

Confirming our objectives

John H. MacBain, President and Chief Executive Officer of Trader.com added: 'We are pleased with the continuing growth of our business. We are delivering on our strategic vision of leadership in core markets. The second quarter results reinforce our strong confidence in achieving the revenue and EBITDA guidance that we set earlier this year.'

About Trader.com

Trader.com is a global leader in classified advertising.
The group was founded in Canada under the name Hebdo Mag in 1987 as a private company. Today, Trader.com connects buyers and sellers through 294 publications (more than 8 million readers per week) and 59 websites in 20 countries (180 million page views per month in June 2001).Trader.com has over 5,100 employees worldwide, of whom over 2,000 are sales people.Trader.com is listed on the NASDAQ
(TRDR) and Premier Marche (First Market of the Paris
Stock Exchange - SICOVAM code 5729 and Reuters code: TRD).



Media & Investor Relations Contact Information:

Trader.com
Peter Rees
Vice President, Marketing
Tel :  + 33 1 53 34 50 99
Fax : + 33 1 53 34 50 97
peter.rees@trader.com


Analyst and Investor relations:
CI Communications
14, rue de Bassano
75116 Paris
France

Contact: Frederic Bourdon
Phone: +33 (0) 1 4723  9048
Fax: +33 (0) 1 4723 8898
Email: bourdon@cicommunication.com

Media relations:
Image 7
7, rue Copernic
75116 Paris
France

Contact: Alexandra Nay
Phone: +33 (0) 1 5370 7469
Fax: +33 (0) 1 5370 7480
Email: anay@image7.fr


Forward looking statement

Certain statements in this press release may be considered to be "forward looking statements" as that term is defined in The United States' Private Securities Litigation Reform Act of 1995, such as statements that include the words or phrases "are expected to," "will continue, " " is anticipated," "estimate," "project," "expectations" or similar expressions. Such statements are subject to risks and uncertainties.
 The factors which could cause actual results to differ materially from those suggested by any such statements include, but are not limited to, those discussed or identified in our 2000 Form 20-F, which is on file with the United States Securities and Exchange Commission, including risks or uncertainties relating to our history of reported losses, the control of our company by a small group of shareholders, our highly competitive industry, our ability to make and integrate acquisitions,political and economic conditions of the countries in which we operate including Russia, the currencies in which we do business, our ability to smoothly transition to the Euro in those countries where it has been adopted,our dependence on our management team, our expansion plans and workforce requirements, our content, our brands, our dependence on advertising including print and online display advertising, our ability to expand our online business, the limited history of our online business, our online strategy and execution of it and the expenditures required to implement it, the expansion of the Internet and our dependence on the growth of Internet usage, as well as general economic and market conditions.